

Press Release

Contact
Paresh Maniar
Executive Director, Investor Relations
(408) 470-5348

MAXIM REPORTS RECORD REVENUE FOR THE FIRST QUARTER OF FISCAL 2012

- **Revenue: $636 million**
- **Gross Margin: 62.2% GAAP (63.7% excluding special expense items)**
- **EPS: $0.44 GAAP ($0.46 excluding special items)**
- **Cash, cash equivalents, and short term investments: $760 million**
- **Fiscal second quarter revenue outlook: $580 million to $620 million**

SUNNYVALE, CA - October 20, 2011 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported record net revenue of $636 million for its fiscal 2012 first quarter ended September 24, 2011, a 1.5% increase from the $626.5 million revenue recorded in the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "Our customers are maintaining a cautious business outlook. End customers as well as the distribution channel are reducing inventory and order lead times. This is limiting our visibility into end demand, especially in our industrial and communications markets. However, Maxim's balanced business model of targeting profitable growth opportunities in all major markets has proved resilient. In the September quarter strong growth in our consumer business more than offset weakness in the industrial and communications markets."

Fiscal Year 2012 First Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the September quarter was $0.44. The results were affected by certain pre-tax and tax related special items which primarily consisted of:

- $13.8 million pre-tax expense for acquisition related items
- $7.2 million benefit due to international restructuring and a one-time item

GAAP earnings per share excluding special expense items was $0.46.

Cash Flow Items

At the end of our fiscal 2012 first quarter total cash, cash equivalents and short term investments was $760 million, a decrease of $253 million from the prior quarter. Notable items include:

- Cash flow from operations: $120.8 million
- Capital expenditures: $49.3 million
- Acquisitions: $154.3 million
- Dividends: $64.8 million ($0.22 per share)
- Stock repurchases: $88.7 million

Business Outlook

Our second fiscal quarter is a 14 week quarter. The Company's current quarter backlog at the beginning of the second fiscal quarter was $403 million. Based on our beginning backlog and expected turns, results for the December 2011 quarter, excluding restructuring charges, are expected to be:

- Revenue: $580 million to $620 million
- Gross Margin: 58% to 61% GAAP (60% to 63% excluding special expense items)
- EPS: $0.26 to $0.30 GAAP ($0.30 to $0.34 excluding special expense items)

Dividend

A cash dividend of $0.22 per share will be paid on December 7, 2011, to stockholders of record on November 23, 2011.

Conference Call

Maxim has scheduled a conference call on October 20, 2011, at 2:00 p.m. Pacific Time to discuss its financial results for the first quarter of fiscal year 2012 and its business outlook. To listen via telephone, dial (866) 847-7860 (toll free) or (703) 639-1427. This call will be webcast by Shareholder.com and can be accessed at Maxim's website at www.maxim-ic.com/Investor.


CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)


		Three Months Ended				
		September 24, 2011		June 25, 2011		September 25, 2010
		(in thousands, except per share data)				
Net revenues	$	636,002	$	626,491	$	626,139
Cost of goods sold (1, 2, 3)		240,529		235,666		239,925
Gross profit		395,473		390,825		386,214
Operating expenses:						
Research and development (1)		140,213		136,573		127,779
Selling, general and administrative (1)		82,456		74,537		72,100
Intangible asset amortization (2)		4,321		4,200		6,013
Severance and restructuring		492		(423)		1,166
Other operating (income) expenses, net (4)		(4,389)		(1,984)		33
Total operating expenses		223,093		212,903		207,091
Operating income		172,380		177,922		179,123
Interest and other expense, net		(4,100)		(2,022)		(3,676)
Income before provision for income taxes		168,280		175,900		175,447
Provision for income taxes		34,834		50,307		57,897
Net income	$	133,446	$	125,593	$	117,550
Earnings per share:						
Basic	$	0.45	$	0.42	$	0.39
Diluted	$	0.44	$	0.41	$	0.39
Shares used in the calculation of earnings per share:						
Basic		294,475		295,751		298,216
Diluted		301,076		303,944		301,688
Dividends paid per share	$	0.22	$	0.21	$	0.21


SCHEDULE OF STOCK BASED COMPENSATION EXPENSES
(Unaudited)


		Three Months Ended				
		September 24, 2011		June 25, 2011		September 25, 2010
		(in thousands)				
Cost of goods sold	$	3,257	$	3,022	$	3,895
Research and development		13,261		11,922		16,105
Selling, general and administrative		6,947		6,464		7,139
Total	$	23,465	$	21,408	$	27,139


SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)


		Three Months Ended				
		September 24, 2011		June 25, 2011		September 25, 2010
		(in thousands)				
Cost of goods sold:						
Intangible asset amortization (2)	$	9,434	$	7,977	$	6,349
Acquisition related inventory write up (3)		—		—		4,357
Total	$	9,434	$	7,977	$	10,706
Operating expenses:						
Intangible asset amortization (2)	$	4,321	$	4,200	$	6,013
Severance and restructuring		492		(423)		1,166
Other operating (income) expenses, net (4)		(4,389)		(1,984)		33
Total	$	424	$	1,793	$	7,212
Provision for income taxes:						
Reversal of tax reserves (5)	$	—	$	(1,624)	$	—
International restructuring (6)		(2,655)		6,791		—
Total	$	(2,655)	$	5,167	$	—

(1) Includes stock-based compensation charges as shown in the Schedule of Stock Based Compensation Expenses.

(2) Includes intangible asset amortization related to acquisitions.

(3) Includes expense related to fair value write up of inventory acquired as part of acquisitions.

(4) Other operating expenses, net are primarily for gain on sales of assets held for sale, stock option related litigation and certain payroll taxes, interest and penalties.

(5) Reversal of tax reserves related to audit completion and expiration of stature of limitations.

(6) Tax provision impact due to implementation of international restructuring.

STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended September 24, 2011	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	517	$	2,307	$	433	$	3,257
Research and development expense		2,055		9,958		1,248		13,261
Selling, general and administrative expense		1,428		5,125		394		6,947
Total	$	4,000	$	17,390	$	2,075	$	23,465
Three Months Ended June 25, 2011								
Cost of goods sold	$	516	$	2,101	$	405	$	3,022
Research and development expense		2,016		8,472		1,434		11,922
Selling, general and administrative expense		1,485		4,543		436		6,464
Total	$	4,017	$	15,116	$	2,275	$	21,408
Three Months Ended September 25, 2010								
Cost of goods sold	$	754	$	2,774	$	367	$	3,895
Research and development expense		4,549		10,214		1,342		16,105
Selling, general and administrative expense		1,629		5,158		352		7,139
Total	$	6,932	$	18,146	$	2,061	$	27,139

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 24, 2011	June 25, 2011
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 710,041	$ 962,541
Short-term investments	50,299	50,346
Total cash, cash equivalents and short-term investments	760,340	1,012,887
Accounts receivable, net	328,989	297,632
Inventories	253,159	237,928
Income tax refund receivable	2,597	483
Deferred tax assets	77,885	113,427
Other current assets	80,972	65,495
Total current assets	1,503,942	1,727,852
Property, plant and equipment, net	1,328,832	1,308,850
Intangible assets, net	257,016	204,263
Goodwill	411,241	265,125
Other assets	20,552	21,653
TOTAL ASSETS	$ 3,521,583	$ 3,527,743
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 126,794	$ 110,153
Income taxes payable	5,059	3,912
Accrued salary and related expenses	147,168	215,627
Accrued expenses	73,066	47,767
Deferred income on shipments to distributors	34,580	36,881
Total current liabilities	386,667	414,340
Long term debt	311,792	300,000
Income taxes payable	98,650	96,099
Deferred tax liabilities	189,763	183,715
Other liabilities	22,155	22,771
Total liabilities	1,009,027	1,016,925
Stockholders' equity:		
Common stock	293	296
Retained earnings	2,526,598	2,524,790
Accumulated other comprehensive loss	(14,335)	(14,268)
Total stockholders' equity	2,512,556	2,510,818
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,521,583	$ 3,527,743

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)


	Three Months Ended		
	September 24, 2011	June 25, 2011	September 25, 2010
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 133,446	$ 125,593	$ 117,550
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	23,465	21,408	27,139
Depreciation and amortization	52,071	50,016	52,134
Deferred taxes	39,845	20,484	92,635
Loss (gain) from sale of property, plant and equipment	127	(1,797)	537
Tax benefit (shortfall) related to stock-based compensation	1,428	2,811	(4,251)
Excess tax benefit related to stock-based compensation	(2,821)	(4,792)	(1,038)
Changes in assets and liabilities:			
Accounts receivable	(30,790)	6,959	9,541
Inventories	(9,799)	(2,974)	4,817
Other current assets	(11,840)	16,031	33,482
Accounts payable	4,882	(8,621)	11,590
Income taxes payable	3,698	2,538	164
Deferred income on shipments to distributors	(2,301)	1,310	6,507
Litigation Settlement	—	—	(173,000)
All other accrued liabilities	(80,602)	17,308	(19,308)
Net cash provided by operating activities	120,809	246,274	158,499
Cash flows from investing activities:			
Payments for property, plant and equipment	(49,324)	(48,063)	(38,529)
Acquisitions	(154,269)	(7,811)	(73,107)
Proceeds from sales of property, plant and equipment	—	2,295	535
Net cash used in investing activities	(203,593)	(53,579)	(111,101)
Cash flows from financing activities:			
Dividends paid	(64,781)	(62,077)	(62,467)
Repurchase of common stock	(88,674)	(59,008)	(84,483)
Repayment of notes payable	(16,217)	—	(1,422)
Issuance of common stock	(2,879)	17,202	(4,863)
Other	2,835	4,806	(2,395)
Net cash used in financing activities	(169,716)	(99,077)	(155,630)
Net (decrease) increase in cash and cash equivalents	(252,500)	93,618	(108,232)
Cash and cash equivalents:			
Beginning of period	962,541	868,923	826,512
End of period	$ 710,041	$ 962,541	$ 718,280
Total cash, cash equivalents, and short-term investments	$ 760,340	$ 1,012,887	$ 718,280


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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL EXPENSE ITEMS DISCLOSURES
(Unaudited)

| | Three Months Ended | | |
	September 24, 2011	June 25, 2011	September 25, 2010
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special expense items:			
GAAP gross profit	$ 395,473	$ 390,825	$ 386,214
GAAP gross profit %	*62.2%*	*62.4%*	*61.7%*
Special expense items:			
Intangible asset amortization (1)	9,434	7,977	6,349
Acquisition related inventory write up (2)	—	—	4,357
Total special expense items	9,434	7,977	10,706
GAAP gross profit excluding special expense items	$ 404,907	$ 398,802	$ 396,920
GAAP gross profit % excluding special expense items	*63.7%*	*63.7%*	*63.4%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special expense items:			
GAAP operating expenses	$ 223,093	$ 212,903	$ 207,091
Special expense (income) items:			
Intangible asset amortization (1)	4,321	4,200	6,013
Severance and restructuring	492	(423)	1,166
Other operating (income) expenses, net (3)	(4,389)	(1,984)	33
Total special expense items	424	1,793	7,212
GAAP operating expenses excluding special expense items	$ 222,669	$ 211,110	$ 199,879
Reconciliation of GAAP net income to GAAP net income excluding special items:			
GAAP net income	$ 133,446	$ 125,593	$ 117,550
Special expense (income) items:			
Intangible asset amortization (1)	13,755	12,177	12,362
Acquisition related inventory write up (2)	—	—	4,357
Severance and restructuring	492	(423)	1,166
Other operating (income) expenses, net (3)	(4,389)	(1,984)	33
Pre-tax total special expense items	9,858	9,770	17,918
Tax effect of special items	(3,474)	(3,315)	(6,455)
Reversal of tax reserves (4)	—	(1,624)	—
International restructuring (5)	(2,655)	6,791	—
GAAP net income excluding special items	$ 137,175	$ 137,215	$ 129,013
GAAP net income per share excluding special items:			
Basic	$ 0.47	$ 0.46	$ 0.43
Diluted	$ 0.46	$ 0.45	$ 0.43
Shares used in the calculation of earnings per share excluding special items:			
Basic	294,475	295,751	298,216
Diluted	301,076	303,944	301,688

(1) Includes intangible asset amortization related to acquisitions.

(2) Includes expense related to fair value write up of inventory acquired as part of acquisitions.

(3) Other operating expenses, net are primarily for gain on sale of assets held for sale, stock option related litigation and certain payroll taxes, interest and penalties.

(4) Reversal of tax reserves related to audit completion and expiration of statute of limitations.

(5) Tax provision impact due to implementation of international restructuring.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special expense items related to intangible asset amortization; acquisition related inventory write up to fair value; severance and restructuring; gain on sales of assets held for sale; stock option related litigation; certain payroll taxes, interest and penalties; reversal of tax reserves related to audit completion and expiration of statute of limitations; and the tax provision impacts due to implementation of international restructuring. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim's current performance. Many analysts covering Maxim use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim believes these measures are important to investors in understanding Maxim's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP gross profit excluding special expense items

The use of GAAP gross profit excluding special expense items allows management to evaluate the gross margin of the company's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including intangible asset amortization and acquisition related inventory write up to fair value. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special expense items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim's core businesses.

GAAP operating expenses excluding special expense items

The use of GAAP operating expenses excluding special expense items allows management to evaluate the operating expenses of the company's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including intangible asset amortization; severance and restructuring; gain on sales of assets held for sale; stock option related litigation; and certain payroll taxes, interest and penalties. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special expense items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP net income and GAAP net income per share excluding special items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition related inventory write up to fair value; gain of sales of assets held for sale, severance and restructuring; stock option related litigation; and certain payroll taxes, interest and penalties; reversal of tax reserves related to audit completion and expiration of the statute of limitations; and the tax provision impacts due to implementation of international restructuring. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's financial projections for its second quarter of fiscal 2012 ending in December 2011, which includes revenue, gross margin and earnings per share. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2011 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim

Maxim makes highly integrated analog and mixed-signal semiconductors. Maxim reported revenue of approximately $2.5 billion for fiscal 2011. For more information, go to www.Maxim-ic.com.

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